UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           Gilded Funds

Address of Principal Business Office (No. & Street, City, State Zip Code):  c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, Maine  04101

Telephone Number (including area code): (207) 347-2000

Name and Address of Agent for Service of Process:  Incorporating Services, Ltd, 3500 South DuPont Highway, Dover, Delaware, 19901

Copies to: Raymond L. Moss,  Sims Moss Kline & Davis, LLP, Three Ravinia Drive, Suite 1700, Atlanta, GA 30346

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES [X]  NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 26th day of August 2011.

Gilded Funds

By: /s/ Henry Sargent
Name: Henry Sargent
Title: Trustee

Attest: /s/ Narine Persaud
Name: Narine Persaud
Title: